UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 18, 2016 (July 12, 2016)

NEWSBEAT SOCIAL, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

45-5067623

(I.R.S. Employer Identification No.)

3123 NW Industrial Street

Portland, Oregon 97210

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (503) 954-1126

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 9.	Other Events

On July 12, 2016, the Securities and Exchange Commission (the “SEC”) qualified the Regulation A initial public offering (the “Reg A+ IPO”) of NewsBeat Social, Inc. (“Newsbeat Social” or “the issuer”). On July 18, 2016, NewsBeat Social issued a press release announcing the SEC qualification and the start of the post-qualification acceptance of investments in the Reg A+ IPO.

A copy of the press release is attached hereto as Exhibit 15.1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWSBEAT SOCIAL, INC.

Date: July 18, 2016	By:	/s/ Geoff Campbell
Geoff Campbell
President